Exhibit 99.1

XPENG Reports Second Quarter 2024 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB37.33 billion (US$5.14 billion) as of June 30, 2024

•	Quarterly total revenues were RMB8.11 billion, a 60.2% increase over the same period of 2023

•	Quarterly gross margin was 14.0%, an increase of 17.9 percentage points over the same period of 2023

GUANGZHOU, China, August 20, 2024 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended June 30, 2024.

Operational and Financial Highlights for the Three Months Ended June 30, 2024

	2024Q2	2024Q1	2023Q4	2023Q3	2023Q2	2023Q1
Total deliveries	30,207	21,821	60,158	40,008	23,205	18,230

•	Total deliveries of vehicles were 30,207 for the second quarter of 2024, representing an increase of 30.2% from 23,205 in the corresponding period of 2023.

•	XPENG’s physical sales network had a total of 611 stores, covering 185 cities as of June 30, 2024.

•	XPENG self-operated charging station network reached 1,298 stations, including 442 XPENG S4 ultra-fast charging stations as of June 30, 2024.

•

Total revenues were RMB8.11 billion (US$1.12 billion) for the second quarter of 2024, representing an increase of 60.2% from the same period of 2023, and an increase of 23.9% from the first quarter of 2024.

•

Revenues from vehicle sales were RMB6.82 billion (US$0.94 billion) for the second quarter of 2024, representing an increase of 54.1% from the same period of 2023, and an increase of 23.0% from the first quarter of 2024.

•	Gross margin was 14.0% for the second quarter of 2024, compared with negative 3.9% for the same period of 2023 and 12.9% for the first quarter of 2024.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was 6.4% for the second quarter of 2024, compared with negative 8.6% for the same period of 2023 and 5.5% for the first quarter of 2024.

•

Net loss was RMB1.28 billion (US$0.18 billion) for the second quarter of 2024, compared with RMB2.80 billion for the same period of 2023 and RMB1.37 billion for the first quarter of 2024. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.22 billion (US$0.17 billion) for the second quarter of 2024, compared with RMB2.67 billion for the same period of 2023 and RMB1.41 billion for the first quarter of 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.28 billion (US$0.18 billion) for the second quarter of 2024, compared with RMB2.80 billion for the same period of 2023 and RMB1.37 billion for the first quarter of 2024. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.22 billion (US$0.17 billion) for the second quarter of 2024, compared with RMB2.67 billion for the same period of 2023 and RMB1.41 billion for the first quarter of 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.36 (US$0.19) and basic and diluted net loss per ordinary share were both RMB0.68 (US$0.09) for the second quarter of 2024. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.29 (US$0.18) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.65 (US$0.09) for the second quarter of 2024.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB37.33 billion (US$5.14 billion) as of June 30, 2024, compared with RMB41.40 billion as of March 31, 2024. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	June 30,	March 31,	June 30,
	2024	2024	2023	YoY		QoQ
Vehicle sales	6.82	5.54	4.42	54.1%		23.0%
Vehicle margin	6.4%	5.5%	-8.6%	15.0	pts	0.9	pts
Total revenues	8.11	6.55	5.06	60.2%		23.9%
Gross profit (loss)	1.14	0.84	(0.20)	675.4%		34.6%
Gross margin	14.0%	12.9%	-3.9%	17.9	pts	1.1	pts
Net loss	1.28	1.37	2.80	-54.2%		-6.1%
Non-GAAP net loss	1.22	1.41	2.67	-54.3%		-13.4%
Net loss attributable to ordinary shareholders	1.28	1.37	2.80	-54.2%		-6.1%
Non-GAAP net loss attributable to ordinary shareholders	1.22	1.41	2.67	-54.3%		-13.4%
Comprehensive loss attributable to ordinary shareholders	1.20	1.34	1.93	-37.9%		-10.7%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Starting from the launch of MONA M03 in August, we are about to enter into a strong product cycle. In the next 3 years, we will have a large number of new models and facelift versions in the pipeline for market launch,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe that through a powerful product cycle and more efficient marketing, the technological advantages we have accumulated through a long period of time and the breakthroughs we have achieved in AI will be transformed into sales growth in China and the international market. We are confident that we will return to the track of fast growth, and we resolve on winning the industry competition for smart technologies and global expansion.”

“With cost reduction through technical improvement and revenues from technical collaboration in our strategic partnership with Volkswagen, our gross profit margin in the second quarter of 2024 has further increased to 14.0%,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “I expect as the big product cycle drives our sales growth in the global market, our economy of scale, operating efficiency and cash flow will significantly improve.”

Recent Developments

Deliveries in July 2024

•	Total deliveries were 11,145 vehicles in July 2024.

•	As of July 31, 2024, year-to-date total deliveries were 63,173 vehicles.

Entry into the Master Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group

On July 22, 2024, XPENG and the Volkswagen Group (“Volkswagen”) announced the entry of a Master Agreement (“Master Agreement”) on technical collaboration with respect to electrical/electronic architecture (“E/E Architecture”), which solidifies both parties’ commitment to jointly develop industry- leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. For details, please refer to the announcement of the Company dated July 22, 2024.

OTA update of XOS 5.2.0

On July 30, 2024, XPENG fully rolled out its XOS 5.2.0 to XPENG users via the Over-the-Air (“OTA”) update. XNGP has been leveled up from “available nationwide” to “smooth experience anywhere”, offering users nationwide access to the enhanced XNGP on all public roads with navigation maps, regardless of city, route, or road condition.

Unaudited Financial Results for the Three Months Ended June 30, 2024

Total revenues were RMB8.11 billion (US$1.12 billion) for the second quarter of 2024, representing an increase of 60.2% from RMB5.06 billion for the same period of 2023 and an increase of 23.9% from RMB6.55 billion for the first quarter of 2024.

Revenues from vehicle sales were RMB6.82 billion (US$0.94 billion) for the second quarter of 2024, representing an increase of 54.1% from RMB4.42 billion for the same period of 2023, and an increase of 23.0% from RMB5.54 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries.

Revenues from services and others were RMB1.29 billion (US$0.18 billion) for the second quarter of 2024, representing an increase of 102.5% from RMB0.64 billion for the same period of 2023 and an increase of 28.8% from RMB1.00 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to higher sales from maintenance services, which was in line with higher accumulated vehicle sales, and the increased sales from technical research and development services related to the platform and software strategic technical collaboration with the Volkswagen Group.

Cost of sales was RMB6.98 billion (US$0.96 billion) for the second quarter of 2024, representing an increase of 32.6% from RMB5.26 billion for the same period of 2023 and an increase of 22.3% from RMB5.70 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above, respectively.

Gross margin was 14.0% for the second quarter of 2024, compared with negative 3.9% for the same period of 2023 and 12.9% for the first quarter of 2024.

Vehicle margin was 6.4% for the second quarter of 2024, compared with negative 8.6% for the same period of 2023 and 5.5% for the first quarter of 2024. The year-over-year increase was primarily attributable to the cost reduction and the improvement in product mix of models. The quarter-over-quarter increase was primarily attributable to the cost reduction.

Services and others margin was 54.3% for the second quarter of 2024, compared with 28.6% for the same period of 2023 and 53.9% for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher gross margin from the aforementioned revenue from technical research and development services.

Research and development expenses were RMB1.47 billion (US$0.20 billion) for the second quarter of 2024, representing an increase of 7.3% from RMB1.37 billion for the same period of 2023 and an increase of 8.6% from RMB1.35 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB1.57 billion (US$0.22 billion) for the second quarter of 2024, representing an increase of 1.9% from RMB1.54 billion for the same period of 2023 and an increase of 13.3% from RMB1.39 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to higher commission to the franchised stores and higher marketing, promotional and advertising expenses.

Other income, net was RMB0.28 billion (US$0.04 billion) for the second quarter of 2024, representing an increase of 1454.3% from RMB0.02 billion for the same period of 2023 and an increase of 276.6% from RMB0.07 billion for the first quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the increase of government subsidies.

Fair value gain on derivative liability relating to the contingent consideration was RMB0.02 billion (US$0.002 billion) for the second quarter of 2024, compared with RMB0.18 billion for the first quarter of 2024. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations was RMB1.61 billion (US$0.22 billion) for the second quarter of 2024, compared with RMB3.09 billion for the same period of 2023 and RMB1.65 billion for the first quarter of 2024.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.54 billion (US$0.21 billion) for the second quarter of 2024, compared with RMB2.96 billion for the same period of 2023 and RMB1.69 billion for the first quarter of 2024.

Net loss was RMB1.28 billion (US$0.18 billion) for the second quarter of 2024, compared with RMB2.80 billion for the same period of 2023 and RMB1.37 billion for the first quarter of 2024.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.22 billion (US$0.17 billion) for the second quarter of 2024, compared with RMB2.67 billion for the same period of 2023 and RMB1.41 billion for the first quarter of 2024.

Net loss attributable to ordinary shareholders of XPENG was RMB1.28 billion (US$0.18 billion) for the second quarter of 2024, compared with RMB2.80 billion for the same period of 2023 and RMB1.37 billion for the first quarter of 2024.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.22 billion (US$0.17 billion) for the second quarter of 2024, compared with RMB2.67 billion for the same period of 2023 and RMB1.41 billion for the first quarter of 2024.

Basic and diluted net loss per ADS were both RMB1.36 (US$0.19) for the second quarter of 2024, compared with RMB3.25 for the second quarter of 2023 and RMB1.45 for the first quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB1.29 (US$0.18) for the second quarter of 2024, compared with RMB3.10 for the second quarter of 2023 and RMB1.49 for the first quarter of 2024.

Balance Sheets

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB37.33 billion (US$5.14 billion), compared with RMB33.74 billion as of June 30, 2023 and RMB41.40 billion as of March 31, 2024.

Business Outlook

For the third quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 41,000 and 45,000, representing a year-over-year increase of approximately 2.5% to 12.5%.

•	Total revenues to be between RMB9.1 billion and RMB9.8 billion, representing a year-over-year increase of approximately 6.7% to 14.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 20, 2024 (8:00 PM Beijing/Hong Kong Time on August 20, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:    XPENG Second Quarter 2024 Earnings Conference Call

Pre-registration link:  https://s1.c-conf.com/diamondpass/10040571-yt6du.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 27, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10040571

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.27 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	21,127,163	14,253,645	1,961,367
Restricted cash	3,174,886	3,451,099	474,887
Short-term deposits	9,756,979	10,868,694	1,495,582
Restricted short-term deposits	—	533,377	73,395
Short-term investments	781,216	250,967	34,534
Long-term deposits, current portion	7,054,915	2,765,569	380,555
Accounts and notes receivable, net	2,716,216	2,135,141	293,805
Installment payment receivables, net, current portion	1,881,755	1,972,380	271,409
Inventory	5,526,212	5,565,776	765,876
Amounts due from related parties	12,948	33,533	4,614
Prepayments and other current assets	2,489,339	2,902,937	399,456

Total current assets	54,521,629	44,733,118	6,155,480

Non-current assets
Long-term deposits	3,035,426	3,915,641	538,810
Restricted long-term deposits	767,899	1,287,281	177,136
Property, plant and equipment, net	10,954,485	10,467,934	1,440,436
Right-of-use assets, net	1,455,865	1,270,676	174,851
Intangible assets, net	4,948,992	4,705,139	647,449
Land use rights, net	2,789,367	2,764,487	380,406
Installment payment receivables, net	3,027,795	3,187,137	438,565
Long-term investments	2,084,933	2,061,775	283,710
Other non-current assets	576,150	605,601	83,333

Total non-current assets	29,640,912	30,265,671	4,164,696

Total assets	84,162,541	74,998,789	10,320,176

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	3,889,100	4,157,200	572,050
Accounts and notes payable	22,210,431	16,389,995	2,255,338
Amounts due to related parties	30,880	175	24
Operating lease liabilities, current portion	365,999	323,210	44,475
Finance lease liabilities, current portion	34,382	34,878	4,799
Deferred revenue, current portion	630,997	889,625	122,416
Long-term borrowings, current portion	1,363,835	1,977,994	272,181
Accruals and other liabilities	7,580,195	6,015,270	827,729
Income taxes payable	5,743	7,852	1,080

Total current liabilities	36,111,562	29,796,199	4,100,092

Non-current liabilities
Long-term borrowings	5,650,782	5,358,915	737,411
Operating lease liabilities	1,490,882	1,367,459	188,169
Finance lease liabilities	777,697	796,947	109,664
Deferred revenue	668,946	667,165	91,805
Derivative liability	393,473	208,974	28,756
Deferred tax liabilities	404,018	364,272	50,125
Other non-current liabilities	2,336,654	2,433,492	334,860

Total non-current liabilities	11,722,452	11,197,224	1,540,790

Total liabilities	47,834,014	40,993,423	5,640,882

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	103	103	14
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,198,031	70,414,048	9,689,295
Statutory and other reserves	60,035	79,337	10,917
Accumulated deficit	(35,760,301)	(38,432,174)	(5,288,443)
Accumulated other comprehensive income	1,830,638	1,944,031	267,508

Total shareholders’ equity	36,328,527	34,005,366	4,679,294

Total liabilities and shareholders’ equity	84,162,541	74,998,789	10,320,176

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	4,424,537	5,544,396	6,818,867	938,307
Services and others	638,159	1,003,700	1,292,540	177,859

Total revenues	5,062,696	6,548,096	8,111,407	1,116,166

Cost of sales
Vehicle sales	(4,804,535)	(5,242,040)	(6,384,289)	(878,507)
Services and others	(455,552)	(462,303)	(591,328)	(81,369)

Total cost of sales	(5,260,087)	(5,704,343)	(6,975,617)	(959,876)

Gross (loss) profit	(197,391)	843,753	1,135,790	156,290

Operating expenses
Research and development expenses	(1,367,107)	(1,350,448)	(1,466,752)	(201,832)
Selling, general and administrative expenses	(1,543,625)	(1,388,447)	(1,573,601)	(216,535)

Total operating expenses	(2,910,732)	(2,738,895)	(3,040,353)	(418,367)

Other income, net	17,940	74,040	278,843	38,370
Fair value gain on derivative liability relating to the contingent consideration	—	175,131	16,662	2,293

Loss from operations	(3,090,183)	(1,645,971)	(1,609,058)	(221,414)

Interest income	303,637	398,645	356,682	49,081
Interest expense	(67,007)	(85,121)	(81,399)	(11,201)
Investment loss on long-term investments	(38,704)	(19,456)	(35,836)	(4,931)
Exchange gain (loss) from foreign currency transactions	42,663	(12,915)	20,801	2,862
Other non-operating income, net	4,286	4,092	3,525	485

Loss before income tax (expenses) benefit and share of results of equity method investees	(2,845,308)	(1,360,726)	(1,345,285)	(185,118)

Income tax (expenses) benefit	(8,217)	(1,060)	33,773	4,647
Share of results of equity method investees	48,873	(6,104)	26,831	3,692

Net loss	(2,804,652)	(1,367,890)	(1,284,681)	(176,779)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,804,652)	(1,367,890)	(1,284,681)	(176,779)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Net loss	(2,804,652)	(1,367,890)	(1,284,681)	(176,779)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	876,266	26,684	86,709	11,932

Total comprehensive loss attributable to XPeng Inc.	(1,928,386)	(1,341,206)	(1,197,972)	(164,847)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,928,386)	(1,341,206)	(1,197,972)	(164,847)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,723,369,664	1,885,395,377	1,888,024,660	1,888,024,660
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.63)	(0.73)	(0.68)	(0.09)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	861,684,832	942,697,689	944,012,330	944,012,330
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.25)	(1.45)	(1.36)	(0.19)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(3,090,183)	(1,645,971)	(1,609,058)	(221,414)
Fair value gain on derivative liability relating to the contingent consideration	—	(175,131)	(16,662)	(2,293)
Share-based compensation expenses	134,570	134,711	81,306	11,188

Non-GAAP loss from operations	(2,955,613)	(1,686,391)	(1,544,414)	(212,519)

Net loss	(2,804,652)	(1,367,890)	(1,284,681)	(176,779)
Fair value gain on derivative liability relating to the contingent consideration	—	(175,131)	(16,662)	(2,293)
Share-based compensation expenses	134,570	134,711	81,306	11,188

Non-GAAP net loss	(2,670,082)	(1,408,310)	(1,220,037)	(167,884)

Net loss attributable to ordinary shareholders	(2,804,652)	(1,367,890)	(1,284,681)	(176,779)
Fair value gain on derivative liability relating to the contingent consideration	—	(175,131)	(16,662)	(2,293)
Share-based compensation expenses	134,570	134,711	81,306	11,188

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,670,082)	(1,408,310)	(1,220,037)	(167,884)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,723,369,664	1,885,395,377	1,888,024,660	1,888,024,660
Non-GAAP net loss per ordinary share
Basic and diluted	(1.55)	(0.75)	(0.65)	(0.09)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	861,684,832	942,697,689	944,012,330	944,012,330
Non-GAAP net loss per ADS
Basic and diluted	(3.10)	(1.49)	(1.29)	(0.18)